SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

B COMMUNICATIONS LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

EXPLANATORY NOTE

The following exhibits are attached:

Translated version of the 2016 Annual Report of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, a controlled subsidiary of the Registrant.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

99.1	Periodic Report of the Company for the Year 2016: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2016: Chapter B - Directors’ Report on the State of the Company’s Affairs.

99.3	Periodic Report of the Company for the Year 2016: Chapter C - Financial Statements.

99.4	Periodic Report of the Company for the Year 2016: Chapter D - Additional Information about the Company.

99.5	Bezeq Separate Financial Information for the Year ended December 31, 2016.

99.6	Report of the Company Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format): Chapter E.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: April 20, 2017

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EXHIBIT INDEX

The following exhibits are attached:

Translated version of the 2016 Annual Report of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, a controlled subsidiary of the Registrant.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

99.1	Periodic Report of the Company for the Year 2016: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2016: Chapter B - Directors’ Report on the State of the Company’s Affairs.

99.3	Periodic Report of the Company for the Year 2016: Chapter C - Financial Statements.

99.4	Periodic Report of the Company for the Year 2016: Chapter D - Additional Information about the Company.

99.5	Bezeq Separate Financial Information for the Year ended December 31, 2016.

99.6	Report of the Company Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format): Chapter E.

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